UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*
Ambipar Emergency Response
(Name of Issuer)
Class A ordinary shares, par value $0.0001 per share
(Title of Class of Securities)
G02532102
(CUSIP Number)
May 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	[_]  Rule 13d-1(b)

	[X]  Rule 13d-1(c)

	[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person?s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be ?filed? for the purpose of Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SCHEDULE 13G
CUSIP
No.
G02532102

1
Names of Reporting Persons

SPX Gestao de Recursos Ltda.
2
Check the appropriate box if a member of a Group (see instructions)

(a)  [ ]
(b)  [ ]
3
Sec Use Only


4
Citizenship or Place of Organization

Brazil
Number of
Shares
Beneficiall
y Owned by
Each
Reporting
Person
With:

5
  Sole Voting Power




6
  Shared Voting Power


  1,181,726

7
  Sole Dispositive Power




8
  Shared Dispositive Power


  1,181,726
9
Aggregate Amount Beneficially Owned by Each Reporting Person

1,181,726
10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[ ]
11
Percent of class represented by amount in row (9)

6.8(1)
12
Type of Reporting Person (See Instructions)

IA, FI, CO
(1)	Based upon 16,195,000 shares of Class A common stock
outstanding as of May 31, 2021.

Item 1.
(a)	Name of Issuer: Ambipar Emergency Response
(b)	Address of Issuer?s Principal Executive Offices: AVENIDA
ANGELICA, N. 2346, 5TH FLOOR, SAO PAULO, SAO PAULO, Brazil,
01228-200
Item 2.
(a)	Name of Person Filing: SPX Gestao de Recursos Ltda.
(b)	Address of Principal Business Office or, if None,
Residence: Rua Humaita, 275, 5 floor, Humaita, CEP 22261-
005, Rio de Janeiro, RJ, Brazil
(c)	Citizenship:	Brazil
(d)	Title and Class of Securities: Class A Ordinary Shares*
(e)	CUSIP No.:	G02532102
Item 3. 	If this statement is filed pursuant to ?? 240.13d-1(b)
or 240.13d-2(b) or (c), check whether the person filing
is a:
(a)	[_]	Broker or dealer registered under Section 15 of
the Act;
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;
(c)	[_]	Insurance company as defined in Section 3(a)(19)
of the Act;
(d)	[_]	Investment company registered under Section 8 of
the Investment Company Act of 1940;
(e)	[_]	An investment adviser in accordance with Rule
13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in
accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in
accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[_]	A savings associations as defined in Section 3(b)
of the Federal Deposit Insurance Act (12 U.S.C.
1813);
(i)	[_]	A church plan that is excluded from the
definition of an investment company under section
3(c)(14) of the Investment Company Act of 1940;
(j)	[X]	A non-U.S. institution in accordance with Rule
240.13d-1(b)(1)(ii)(J);
(k)	[_]	Group, in accordance with Rule 240.13d-
1(b)(1)(ii)(K). If filing as a non-U.S.
institution in accordance with Rule 240.13d-
1(b)(1)(ii)(J), please specify the type of
institution: ____
Item 4.	Ownership
(a)	Amount Beneficially Owned:  	 1,181,726 shares
 (b)	Percent of Class:  6.8%
 (c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote:
	(ii)	Shared power to vote or to direct the vote:
1,181,726
(iii)	Sole power to dispose or to direct the disposition
of:
(iv)	Shared power to dispose or to direct the disposition
of: 1,181,726
*The shares of Class A common stock, par value $0.0001 per share
(the ?Shares?) of Ambipar Emergency Response are held in the form of warrants and Class A common stock. Each whole warrant entitles the holder thereof to purchase one share of Class A common stock, and only whole warrants are exercisable.
SPX Gestao de Recursos Ltda. is a non-US investment adviser advising upon the Shares beneficially owned by several non-US private investment funds, none of which holds more than 5% individually. The filing of this Schedule 13G shall not be construed as an admission that the Investment Manager is, for purposes of Sections 13(d) or 13(g) of the Securities Exchange
Act of 1934, as amended, the beneficial owner of any Class A
Shares covered by this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class.
   [ ]
Item 6.	Ownership of more than Five Percent on Behalf of Another
Person.
	Not applicable.
Item 7.	Identification and classification of the subsidiary which
acquired the security being reported on by the parent
holding company or control person.
	Not applicable.
Item 8.	Identification and classification of members of the
group.
	Not applicable.
Item 9.	Notice of Dissolution of Group.
	Not applicable.
Item 10.	Certifications.
	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?
240.14a-11.


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  June 6, 2023
/s/ Katherine Albuquerque
Katherine Albuquerque/Chief Compliance Officer of SPX Gestao de
Recursos Ltda.
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).